

October 20, 2011

<u>Via E-mail</u>
Kim S. Price
President, Chief Executive Officer and Director
Citizens South Banking Corporation
519 South New Hope Road
Gastonia, North Carolina 28054

Re: Citizens South Banking Corporation
        Form 10-K for the Fiscal Year Ended December 31, 2010
        Filed March 15, 2011
        Form 10-Q for the Fiscal Quarter Ended March 31, 2011
        Filed May 13, 2011
        File No. 0-22971

Dear Mr. Price:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      Mark Webb
      Legal Branch Chief